April 29, 2009

<u>Via U.S. Mail and Facsimile (441-292-5962)</u>

Herbjorn Hansson
Chairman, President, and Chief Executive Officer
Nordic American Tanker Shipping Limited
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda

> **Re: Nordic American Tanker Shipping Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed May 9, 2008**
> **File No. 1-13944**
> **Response Letters Dated February 6, 2009 and March 30, 2009**

Dear Mr. Hansson:

    We refer you to our comment letters dated January 30, 2009 and February 19, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                                        Sincerely,

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance